FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 23, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

Bank Financial Group

1st Quarter 2006 • Report to Shareholders •Three months ended January 31, 2006

TD Bank Financial Group Delivers Very Strong First Quarter 2006 Results, Raises Dividend

FIRST QUARTER FINANCIAL HIGHLIGHTS compared with the first quarter a year ago:
•	Reported diluted earnings per share[1] were $3.20, up 237% from $.95.
•	Adjusted diluted earnings per share[2] were $1.15, up 11% from $1.04.
•	Reported net income was $2,307 million, compared with $630 million.
•	Adjusted net income was $835 million, compared with $685 million.
•	Return on common equity was 55.4%, compared with 19.5%.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The first quarter reported diluted earnings per share figures above include the following items of note:
•	Amortization of intangibles of $82 million ((11) cents per share) compared with $87 million ((13) cents per share) in the first quarter last year.
•	Dilution gain of U.S. $1.45 billion (CDN $1.67 billion) after-tax on the Ameritrade transaction net of costs ($2.32 per share).
•	Dilution loss of $72 million after-tax on the acquisition of Hudson United Bancorp by TD Banknorth ((10) cents per share).
•	TDBFG’s share of TD Banknorth’s balance sheet restructuring charge of U.S. $16 million (CDN $19 million) after-tax ((3) cents per share).
•	Restructuring charge in connection with the previously announced decision to reposition the Bank’s global structured products businesses of $35 million after-tax ((5) cents per share).
•	The impact of hedging relationships accounting guideline (AcG-13) resulting in a gain of $10 million after-tax (2 cents per share), compared with a loss $11 million after-tax ((2) cents per share).

All dollar amounts are expressed in Canadian currency unless otherwise noted.

1    Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
2    Adjusted earnings and reported results referenced in this Press Release and the Report to Shareholders are explained in detail on page 5 under “How the Bank Reports.” Previously, the Bank described adjusted earnings as earnings before amortization of intangibles and items of note. Commencing this quarter, the items of note include the Bank’s amortization of intangible assets.

TORONTO, February 23, 2006 - TD Bank Financial Group (TDBFG) today announced its financial results for the first quarter ended January 31, 2006. The quarter was marked by strong results across the Bank's businesses. The Bank also announced an increase in the quarterly dividend of 2 cents to 44 cents, representing an increase of 5% per fully paid common share for the quarter ended April 30, 2006, payable on or after April 30, 2006.
    “I am very pleased with our earnings performance this quarter. With the TD Ameritrade and Hudson United transactions closed, we believe we have significantly enhanced our position in the United States and have a strong complement to our domestic businesses,” said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. “We executed well against our strategies and this translated into strong growth in earnings and economic profit - key measures of shareholder value.”

TD BANK FINANCIAL GROUP • FIRST QUARTER 2006 REPORT TO SHAREHOLDERS	Page 2

FIRST QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
TD Canada Trust delivered strong results again for the quarter, showing continued earnings momentum. Earnings were up 12% compared with the first quarter last year. Robust results from business banking, insurance and real estate secured lending contributed to earnings strength this quarter.
“Canadian Personal and Commercial Banking has once again delivered an impressive start to the year,” said Clark. “We have emphasized the importance of operational excellence for some time now and TD Canada Trust continues to deliver on this promise as evidenced by their sustained double digit earnings growth for the 13th consecutive quarter, while delivering record highs in customer service.”

U.S. Personal and Commercial Banking
TD Banknorth’s contribution was consistent with its fourth quarter performance. Considering the challenging U.S. interest rate environment, TD Banknorth achieved solid results this quarter that were attributable to consumer loan growth, improved deposit growth and expense control. This increase was partially offset by lower margins.
“TD Banknorth is performing as expected given the current challenging business climate in the United States,” said Clark. “With the acquisition of Hudson United closed, TD Banknorth is well positioned to continue executing on strategy.”

Wholesale Banking
Wholesale Banking generated exceptional results this quarter on broad-based strength within the capital markets businesses. TD Securities took advantage of continuing favourable market conditions producing strong trading and solid origination revenues. TD Securities recorded a restructuring charge of $35 million after-tax. The charge relates to the repositioning of the Bank's global structured products business, which was announced in 2005.
“We saw extremely robust earnings performance from Wholesale Banking this quarter, as all of the product lines within the segment generated strong results. This earnings level does not reflect our view on the full year run rate as such strong trading results will likely not be repeated,” said Clark. “However the quarter includes a solid performance from the domestic businesses, which bodes well for TD Securities' strategy to grow its core domestic businesses while maintaining what we believe is an industry-leading risk profile.”

Wealth Management
The Wealth Management segment generated very strong results in the first quarter with an increase in earnings of 41% compared with the first quarter last year. Improved profitability in discount brokerage, record net sales results of long term funds in TD Mutual Funds and significant asset growth in the advice-based businesses contributed to earnings this quarter.
“We are extremely pleased with the broad-based earnings performance delivered by Wealth Management this quarter. This earnings growth is especially impressive in light of our continued investment in growing the number of customer-facing advisors,” said Clark. “With the completion of the TD Ameritrade transaction, we have significantly enhanced our position in the U.S. online brokerage market and are well positioned for future growth.”

Corporate
The Ameritrade transaction closed January 24, 2006, resulting in a 32.5% ownership interest in TD Ameritrade. As a result, the Bank had a U.S. $1.45 billion (CDN $1.67 billion) after-tax gain on the transaction in this quarter. The Bank also realized a dilution loss of $72 million, related to the purchase of Hudson United by TD Banknorth, and a gain of $10 million after-tax this quarter as a result of the impact of hedging relationships accounting guideline (AcG-13), which requires management to mark-to-market the value of credit protection on the corporate lending portfolio among other things.

Conclusion
“This is a strong start to the year for TD Bank Financial Group and demonstrates that we are successfully executing on strategy and delivering sustainable value for shareholders,” said Clark.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2006 REPORT TO SHAREHOLDERS	Page 3

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational, reputational and other risks discussed in the management discussion and analysis section in other regulatory filings made in Canada and with the SEC, including the Bank’s 2005 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; expanding existing distribution channels; developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts; the Bank’s ability to execute its growth and acquisition strategies including those of its subsidiaries; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; consolidation in the Canadian financial services sector; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management’s ability to anticipate and manage the risks associated with these factors and execute the Bank’s strategies. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information see the discussion starting on page 56 of the 2005 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2006 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

Management’s Discussion and Analysis should be read in conjunction with our interim consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2005 Annual Report. This Management’s Discussion and Analysis is as of February 22, 2006. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been derived from Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been restated. Additional information relating to the Bank is on the Bank’s website www.td.com, as well as on SEDAR at www.sedar.com.

FINANCIAL HIGHLIGHTS
(unaudited)
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars, except as noted)	2006	2005	2005
Results of operations
Total revenues	$3,404	$3,083	$2,806
Dilution gain, net (pre-tax)	1,564	-	-
Provision for (reversal of) credit losses	114	(15)	10
Non-interest expenses	2,290	2,203	1,945
Net income - reported	2,307	589	630
Net income - adjusted	835	765	685
Economic profit	353	279	280
Return on common equity	55.4%	14.8%	19.5%
Return on invested capital	16.5	15.9	17.1
Financial position
Total assets	$384,377	$365,210	$333,317
Total risk-weighted assets	135,883	129,982	102,994
Total shareholders’ equity	18,473	15,866	13,203
Financial ratios - reported (percent)
Efficiency ratio	46.1%	71.5%	69.3%
Tier 1 capital to risk-weighted assets	11.9	10.1	13.0
Tangible common equity as a % of risk-weighted assets	8.8	7.4	9.3
Provision for credit losses as a % of net average loans	.29	(.04)	.03
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$3.23	$.83	$.96
Diluted earnings	3.20	.82	.95
Dividends	.42	.42	.36
Book value	25.25	22.29	20.06
Closing share price	60.65	55.70	48.15
Shares outstanding (millions)
Average basic	712.5	710.0	656.6
Average diluted	718.9	716.1	661.9
End of period	714.7	711.8	658.3
Market capitalization (billions of Canadian dollars)	$43.3	$39.6	$31.7
Dividend yield (%)	2.8%	2.8%	2.9%
Dividend payout ratio	13.0	50.6	37.5
Price to earnings multiple	11.1	17.4	14.0
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.16	$1.08	$1.04
Diluted earnings	1.15	1.06	1.04
Dividend payout ratio	36.1%	39.0%	34.5%
Price to earnings multiple	14.3	13.5	12.6

TD BANK FINANCIAL GROUP • FIRST QUARTER 2006 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; U.S. Personal and Commercial Banking through TD Banknorth; Wealth Management including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had $384 billion in assets, as of January 31, 2006. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and on the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange.

How the Bank Reports
The Bank’s financial results, as presented on pages 17 to 29 of this Report to Shareholders, are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes “adjusted” earnings to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted earnings, the Bank removes “items of note” from reported earnings. The items of note are listed in the tables below. The items of note relate to items which management does not believe are indicative of underlying business performance. Commencing this quarter, the items of note include the Bank’s amortization of intangible assets which relates to the TD Banknorth acquisition in March 2005 and the Canada Trust acquisition in fiscal 2000. Previously, the Bank described adjusted earnings as earnings before the amortization of intangibles and items of note. The Bank believes that adjusted earnings provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted earnings are different from reported results determined in accordance with GAAP. Adjusted earnings and related terms used in this report are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The tables below provide a reconciliation between the Bank’s adjusted earnings and its reported results.

Reconciliation of non-GAAP measures[1] (unaudited)
Adjusted net income to reported results	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2006	2005[3]	2005[4]
Net interest income	$1,607	$1,654	$1,411
Other income	1,834	1,539	1,412
Total revenues	3,441	3,193	2,823
Provision for (reversal of) credit losses	114	94	80
Non-interest expenses	2,112	2,062	1,811
Income before provision for income taxes and non-controlling interest	1,215	1,037	932
Provision for income taxes	328	219	247
Non-controlling interest	52	53	-
Net income - adjusted	835	765	685
Preferred dividends	5	-	-
Net income available to common shareholders - adjusted	830	765	685
Items of note impacting income, net of income taxes
Amortization of intangibles	(82)	(86)	(87)
Dilution gain on Ameritrade transaction, net of costs	1,670	(138)	-
Dilution loss on the acquisition of Hudson United by TD Banknorth	(72)	-	-
Balance sheet restructuring charge in TD Banknorth	(19)	-	-
Wholesale Banking restructuring charge	(35)	(4)	-
Hedging impact due to AcG-13	10	7	(11)
Other tax items	-	68	-
Non-core portfolio loan loss recoveries (sectoral related)	-	60	20
Loss on structured derivative portfolios	-	(70)	-
Preferred share redemption	-	(13)	-
General allowance release	-	-	23
Total items of note	1,472	(176)	(55)
Net income available to common shareholders - reported	$2,302	$589	$630

Adjusted earnings per share (EPS) to reported[2]
(Canadian dollars)
Diluted - adjusted	$1.15	$1.06	$1.04
Items of note impacting income (as above)	2.05	(.24)	(.09)
Diluted - reported	3.20	.82	.95
Basic - reported	$3.23	$.83	$.96

1.	Certain comparative amounts have been restated.
2.
Earnings per share (EPS) is computed by dividing income by the weighted average number of shares outstanding during the period. As a result, the sum of the quarterly EPS figures may not equal year to date EPS.

3.
Items of note included in the fourth quarter 2005 are as follows: amortization of intangibles-$86 million; the impact of a $138 million tax charge related to the TD Waterhouse reorganization which precedes the transaction with Ameritrade; favourable tax items of $68 million, which includes the impact of a recent court decision; non-core portfolio loan loss recoveries (sectoral related)-$60 million; two charges in connection with the previously announced decision to reposition the Bank’s global structured products businesses: a loss of $70 million due to a reduction in the estimated value and the exit of certain structured derivative portfolios and a restructuring charge of $4 million; preferred share redemption premium resulting in a charge of $13 million; hedging impact due to AcG-13-$7 million.

4.
Items of note included in the first quarter 2005 are as follows: amortization of intangibles-$87 million; non-core portfolio loan loss recoveries (sectoral related)-$20 million; hedging impact due to AcG-13-($11) million; and $23 million relating to general allowance release.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2006 REPORT TO SHAREHOLDERS	Page 6

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are not defined terms under GAAP. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and therefore may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, return on invested capital and adjusted net income. Adjusted earnings and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Adjusted Net Income
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2006	2005	2005
Average common equity	$16,476	$15,755	$12,846
Average cumulative goodwill/intangible assets amortized, net of income taxes	3,432	3,348	3,080
Average invested capital	$19,908	$19,103	$15,926
Rate charged for invested capital	9.5%	10.1%	10.1%
Charge for invested capital	$(477)	$(486)	$(405)
Net income available to common shareholders - reported	2,302	589	630
Items of note impacting income, net of income taxes	(1,472)	176	55
Net income available to common shareholders - adjusted	830	765	685
Economic profit	$353	$279	$280
Return on invested capital	16.5%	15.9%	17.1%
Return on common equity	55.4%	14.8%	19.5%

TD BANK FINANCIAL GROUP • FIRST QUARTER 2006 REPORT TO SHAREHOLDERS	Page 7

FINANCIAL RESULTS OVERVIEW

Performance Summary
The following is an analysis of the Bank’s performance on an adjusted basis for the first quarter of 2006 against the shareholder indicators the Bank included in the 2005 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purpose of this analysis, the Bank excludes items of note from the reported results that are prepared in accordance with Canadian GAAP. Adjusted earnings and reported results referenced in the Report to Shareholders are explained in detail on page 5 under “How the Bank Reports.”
Economic profit increased by $73 million or 26% from a year ago.
The total shareholder return was 29.4%, for the twelve months ended January 31, 2006. The result was driven primarily by appreciation of the Bank’s share price as the closing price of $60.65 on January 31, 2006 was $12.50 higher than a year earlier.
       Adjusted diluted earnings per share growth was 11% from a year ago and 8% from the prior quarter. The increase was the result of strong adjusted earnings growth across the Bank's domestic businesses.
Revenue growth exceeded expense growth on an adjusted basis in each of our businesses in the first quarter.
Adjusted return on risk-weighted assets was 2.48%.

Net Income
Year-over-year comparison
Reported net income amounted to $2,307 million for the first quarter, up $1,677 million or 266% from a year ago primarily due to the dilution gain recorded on the transaction with TD Ameritrade. Adjusted net income was $835 million, up $150 million or 22% from a year ago, reflecting the inclusion of TD Banknorth’s results and strong results across all our businesses.

Compared to the previous quarter
Reported net income increased by $1,718 million or 292% primarily due to the TD Ameritrade transaction, and adjusted net income increased by $70 million or 9%, reflecting stronger trading revenues in Wholesale Banking.

Net Interest Income
Year-over-year comparison
Reported net interest income was $1,607 million for the first quarter, an increase of $196 million or 14% compared with the same quarter last year. Adjusted net interest income was the same as reported. Average earning assets totalled $308 billion, up $41 billion or 15%. The net interest margin as a percent of average earning assets declined by 3 basis points, reaching 2.07% compared with 2.10% a year ago.
The increase in net interest income was entirely a result of the inclusion of TD Banknorth results, which reported net interest income of $284 million. Net interest income in Canadian Personal and Commercial Banking increased $88 million or 8%, largely driven by volume growth across most banking products, particularly in real estate secured lending, core banking, business deposits and credit cards, as improvement in margins was partially offset by a continued product mix shift into lower margin deposit products. There was also an increase of $33 million or 23% in net interest income in Wealth Management due to growth in discount brokerage deposit spreads and margin balances. These increases were partially offset by a decrease of $140 million or 50% in Wholesale Banking due to reduced trading-related net interest income within the credit and equity businesses. Net interest income also decreased by $69 million or 68% in the Corporate segment.

Compared to the previous quarter
Reported and adjusted net interest income decreased by $34 million or 2%. Average earning assets were $4 billion or 1% higher. The net interest margin as a percent of average earning assets declined by 7 basis points.
Net interest income was primarily impacted by lower income in Wholesale Banking due to reduced trading-related net interest income within the credit and equity businesses and in U.S. Personal and Commercial Banking due to margin compression. These declines were partly offset by net interest income growth in Canadian Personal and Commercial Banking that was evenly split between volume growth and higher margins, and in Wealth Management primarily reflecting higher margin loans in discount brokerage.

Other Income
Year-over-year comparison
Reported other income increased $402 million or 29% from the same quarter last year to $1,797 million, driven by increases in trading revenues, service charges and insurance revenues. There was also growth in full service brokerage and other securities services, card services and mutual fund management revenues. These increases were partially offset by lower net investment securities gains and credit fees. TD Banknorth contributed $73 million to other income this quarter. Adjusted other income amounted to $1,834 million for the first quarter, up $422 million or 30% from a year ago.
Investment and securities services revenues were $642 million, up $42 million or 7% compared with the same quarter last year. Investment management fees were up $16 million or 42%. Mutual fund management fees were up $16 million or 11% due to continued solid growth in mutual fund assets under management. Self-directed brokerage fees decreased by $8 million or 3% and full service brokerage increased by $2 million or 3% compared with the same quarter last year. Although average trades per day increased by 6% to 121,000 compared with 114,000 in the same quarter last year, revenues were lower due to the sale of TD Waterhouse U.S.A. on January 24, 2006, resulting in six fewer revenue days included in the U.S. results. Capital market fee revenue (which includes revenues from mergers and acquisitions, underwriting and equity sales commissions) rose by $11 million or 11% mainly due to higher equity trading commissions.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2006 REPORT TO SHAREHOLDERS	Page 8

Trading revenues were $292 million, up $216 million or 284% from the same quarter last year. Trading-related income (which is the total of trading income reported in other income and net interest income on trading positions reported in net interest income) amounted to $308 million, up $73 million or 31% compared with the same quarter last year primarily due to improved trading results in credit and interest rate, equity and foreign exchange.
Insurance revenues, net of claims, increased by $40 million or 22%, compared with the same quarter last year due to the inclusion of results from the TD Banknorth acquisition and increased penetration of existing domestic customers. Insurance revenues also improved as a result of better loss and claims experience.
Service charges increased by $51 million or 30%, largely reflecting inclusion of the TD Banknorth results and an increase in domestic branches revenues.
Credit fees decreased by $12 million or 12% primarily due to a decrease in corporate fees, partially offset by higher retail fees.
Card services increased by $29 million or 56%, largely due to the inclusion of results from TD Banknorth and increased volume.
Net investment securities gains were $23 million, down by $29 million or 56% compared with the same quarter last year, reflecting TD Banknorth’s balance sheet restructuring charge of $52 million.
The Bank also recognized income of $15 million in the current quarter, related to derivatives not afforded hedge accounting as a result of the adoption of the hedging relationships accounting guideline (AcG-13).

Compared to the previous quarter
Reported other income increased by $355 million or 25%, primarily due to higher trading revenues. The increase was offset by decline in net investment securities gains. Adjusted other income rose by $295 million or 19%.
Investment and securities services revenues were up $8 million or 1%. Discount brokerage fees rose $8 million or 4%. Average trades per day increased by 14% from 106,000. Mutual fund management fees were up $9 million or 6% and were offset by an $8 million or 7% decrease in capital market fees revenue due to lower underwriting revenues and a $3 million or 4% decline in full service brokerage.
Trading revenues increased by $380 million or 432%. Trading-related income increased by $302 million due to improved trading performance as well as a $107 million loss recorded in the fourth quarter last year due to a reduction in the estimated value and the exit of certain structured derivatives portfolios in connection with the repositioning of the global structured products businesses.
Insurance revenues, net of claims, increased by $14 million or 7% reflecting organic volume growth and better loss and claims experience.
Securitization income decreased by $28 million or 23% due to lower securitization activity during the quarter.
Credit fees increased by $2 million or 2% mainly reflecting higher corporate fees.
Net investment securities gains decreased by $53 million or 70% reflecting TD Banknorth’s balance sheet restructuring charge of $52 million.

Provision for (Reversal of) Credit Losses
Year-over-year comparison
In the first quarter, the Bank recorded a provision for credit losses of $114 million, compared with a provision of $10 million in the same quarter last year. The increase of $104 million was mainly attributable to a $35 million general allowance release and a $35 million recovery in the non-core lending portfolio related to amounts previously provided for under sectoral provisions in the first quarter last year that did not recur, a $17 million provision in the Wholesale Banking merchant banking portfolio in the current quarter, a $4 million increase in Canadian Personal and Commercial Banking and a $7 million provision for credit losses in U.S. Personal and Commercial Banking.
The total provision for credit losses was comprised of total specific provisions of $120 million and a reversal in TD Banknorth’s general provisions of $6 million. Specific provisions were up $75 million or 167% from a year ago. The increase was due to higher provisions for personal credit lines and credit cards portfolios. The change in general provisions was entirely due to a reversal of $6 million in TD Banknorth.

Compared to the previous quarter
Provision for credit losses was up $129 million, from a reversal of credit losses of $15 million due to a $109 million recovery in the non-core lending portfolio for amounts previously provided for under sectoral provisions.

Provision for Credit Losses
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2006	2005	2005
Net new specifics (net of reversals)	$151	$60	$99
Recoveries	(31)	(82)	(54)
Provision for (reversal of) credit losses - specifics	120	(22)	45
Change in general allowance
TD Bank	-	-	(35)
TD Banknorth	(6)	7	-
Total	$114	$(15)	$10

TD BANK FINANCIAL GROUP • FIRST QUARTER 2006 REPORT TO SHAREHOLDERS	Page 9

Non-Interest Expenses and Efficiency Ratio
Year-over-year comparison
Reported expenses for the first quarter were $2,290 million, an increase of $345 million or 18% from the same quarter last year. Adjusted expenses amounted to $2,112 million for the first quarter, up $301 million or 17% from a year ago. The increase in expenses was largely due to inclusion of TD Banknorth and a restructuring charge of $50 million in Wholesale Banking in connection with the previously announced decision to reposition the Bank’s global structured products businesses. TD Banknorth contributed $225 million to the total non-interest expenses and is not included in the comparable quarter. Restructuring costs were primarily comprised of employee severance costs.
Reported efficiency ratio improved to 46.1% from 69.3% in the same quarter last year. The Bank’s adjusted efficiency ratio was 61.4% compared with 64.2% a year ago.

Compared to the previous quarter
Reported non-interest expenses were up $87 million or 4% as compared to $2,203 million last quarter, reflecting the restructuring charge of $50 million compared to $6 million in the fourth quarter, higher salaries and employee benefits expenses and marketing and business development. These increases were offset by substantially lower professional and advisory services expenses and equipment expenses. Adjusted expenses increased by $50 million or 2%.
Reported efficiency ratio improved to 46.1% from 71.5%. The Bank’s adjusted efficiency ratio improved to 61.4% from 64.6%.

Taxes
Year-over-year comparison
As discussed in the ”How the Bank Reports” section, the Bank adjusts its reported earnings to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on reported and adjusted basis.
Reported effective tax rate of 8.6% for the first quarter, was significantly lower than 26.0% in the same quarter last year. The decline was mainly due to the fact that there was a minimal tax impact on the TD Ameritrade dilution gain. The provision for income taxes, on a reported and adjusted basis, was $220 million and $328 million, respectively.

Compared to the previous quarter
The Bank’s reported effective tax rate dropped significantly from 28.3% in the previous quarter as discussed above.

Indicated below are the statutory income tax rates and income taxes reconciled to the effective income tax rates and provisions for income taxes that we have recorded in the Consolidated Statement of Income.

	For the three months ended
		Jan. 31		Oct. 31		Jan. 31
(millions of Canadian dollars)		2006		2005		2005
Income taxes at Canadian statutory income tax rate	$897	35.0%	$314	35.0%	$298	35.0%
Increase (decrease) resulting from:
Dividends received	(62)	(2.4)	(61)	(6.8)	(48)	(5.6)
Rate differentials on international operations	(53)	(2.1)	(53)	(5.9)	(36)	(4.2)
Federal large corporations tax	2.1		-	-	-	-
Items related to dilution gains and losses	(584)	(22.8)	138	15.4	-	-
Other - net	20.8		(85)	(9.4)	7.8
Provision for income taxes and effective income tax rate - reported	$220	8.6%	$253	28.3%	$221	26.0%

Certain comparative amounts have been restated.

Reconciliation of non-GAAP provision for income taxes
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2006	2005	2005
Provision for income taxes- reported	$220	$253	$221
Increase (decrease) resulting from items of note:
Amortization of intangibles	46	49	47
Dilution gain on Ameritrade, net of costs	34	(138)	-
Balance sheet restructuring charge in TD Banknorth	18	-	-
Wholesale Banking restructuring charge	15	2	-
Hedging impact due to AcG-13	(5)	(3)	6
Other tax items	-	68	-
Non-core loan loss recoveries (sectoral related)	-	(49)	(15)
Loss on structured derivative portfolios	-	37	-
General allowance release	-	-	(12)
Tax effect - items of note	108	(34)	26
Provision for income taxes - adjusted	$328	$219	$247

TD BANK FINANCIAL GROUP • FIRST QUARTER 2006 REPORT TO SHAREHOLDERS	Page 10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management. Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking in Canada as well as the Bank’s global insurance operations (excluding the U.S.). Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on adjusted earnings where applicable, and for those segments the Bank notes that the measure is adjusted. For further details see the “How the Bank Reports” section on page 5. For information concerning the Bank’s measures of economic profit and return on invested capital, see page 6. Segmented information also appears in Note 12 on page 26.
Net interest income, primarily within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income including dividends is adjusted to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected primarily in the Wholesale Banking segment’s results is eliminated in the Corporate segment.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the first quarter was $476 million, an increase of $52 million or 12% from the same quarter last year and up $33 million or 7% from the previous quarter. This quarter represents the thirteenth consecutive quarter of year over year double-digit earnings growth. Return on invested capital increased to 25% this quarter compared to 23% a year ago and 23.4% in the previous quarter. Economic profit grew by $56 million or 22% compared with the same quarter last year and $41 million or 15% compared with the previous quarter.
Revenue grew by $141 million or 8% compared with the same quarter last year and $75 million or 4% from the last quarter on strong growth across all major business lines. Volume growth continued across most banking products and was the main contributor to the revenue increase, particularly in personal and business deposits and real estate secured lending. Higher service and transaction fees and insurance revenue also contributed to the higher revenue growth compared with the first quarter last year.
Compared with the same quarter last year, real estate secured lending volume (including securitizations) grew by $11 billion or 10%, personal deposit volume grew $4 billion or 4% while other personal loans remained relatively flat. Business deposits grew by $4 billion or 13% and business loans and acceptances increased by $1 billion or 6%. Gross originated insurance premiums grew by $30 million or 7%. As of November 2005, personal deposit market share was 21.4% up .2% compared to last year and unchanged from last quarter. Personal lending market share was 20.1% down .3% from last year and unchanged from last quarter. Small business lending (credit limits of less than $250,000) market share as of September 2005 was 16.9%, up .9% from last year and up .3% from last quarter.
Margin on average earning assets remained relatively unchanged (decreasing from 3.02% last year to 3.01% this quarter) as improved deposit margins from the rising interest rate environment were more than offset by continued product mix shift into lower margin deposit and real estate secured lending products. Margins improved .05% from last quarter on the higher deposit margins and lower mortgage prepayment costs.
Expenses increased by $61 million or 7% compared with the same quarter last year and $17 million or 2% from the previous quarter. Employee compensation, marketing and system infrastructure costs were the main factors contributing to the increase in expenses. The full time equivalent (FTE) staffing levels increased by 944 or 3% as compared with the same quarter last year, due to the addition of sales and service personnel in branches and call centres as well as continued growth in insurance business. Positive spread between revenue and expense growth of 2% resulted in a 1.0% improvement in the efficiency ratio from last year to 54.6%.
Provision for credit losses (PCL) for the quarter increased by $4 million or 4% compared with the same quarter last year and $2 million or 2% from the previous quarter. Personal PCL of $94 million was up $9 million from $85 million in the same quarter last year, primarily due to lower recoveries and volume growth in credit cards. Business Banking PCL of $5 million was down $5 million compared with $10 million in the same quarter last year. Annualized PCL as a percent of credit volume was .25%, improving .01% from the same quarter last year.
The outlook for revenue continues to be strong for both personal and business banking products as recent increases in interest rates continue to improve margins and fee growth remains strong as a result of marketing initiatives. PCL rates on personal loans are expected to remain stable, however Business Banking PCL is likely to increase moderately going forward. Current expense growth reflects investments in systems development and infrastructure, as well as increased marketing efforts. The future expense impact of these initiatives will be offset as much as possible by savings from continual process improvements and expense growth will be managed to deliver a positive gap to revenue growth in keeping with TD Canada Trust’s commitment to deliver continuing double-digit earnings growth over time.

U.S. Personal and Commercial Banking
The U.S. Personal and Commercial Banking segment was established March 1, 2005, as a result of the acquisition of a majority interest in TD Banknorth. The results of TD Banknorth are on a one-month lag basis.
U.S. Personal and Commercial Banking reported net income and adjusted net income for the first quarter of $46 million and $65 million, respectively. The annualized return on invested capital was 5.4% and the economic loss was $43 million. These amounts were relatively flat compared with fourth quarter results for the segment. The item of note was the Bank’s majority share of a $34 million after-tax loss on $3 billion of investment securities to be sold as part of a balance sheet restructuring designed to mitigate the interest rate risk associated with the investment portfolio.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2006 REPORT TO SHAREHOLDERS	Page 11

       Total adjusted revenues were $357 million, including a $52 million pre-tax loss recorded on the balance sheet restructuring. Excluding this item, total revenues were $409 million compared to $417 million in the fourth quarter. The decline was due to margin compression. The margin on average earning assets was 3.96% compared to 4.09% in the fourth quarter, a decline of 13 basis points due primarily to higher short-term rates. It is expected that the balance sheet restructuring (when completed in March 2006) will help steady margins in the future. Compared to the previous quarter, commercial loans and consumer loans increased at annualized rates of 4% and 14%, respectively, while residential mortgage loans have continued to decline as more loans are being sold into the secondary market. Compared to the fourth quarter, deposits increased at an annualized rate of 3% with strongest growth in term deposits.
Provision for credit losses was $7 million, consistent with the fourth quarter, reflecting continued strong asset quality. Non-performing loans declined during the quarter and represented .30% of total loans.
        Expenses were $225 million, including $6 million of merger related charges. Excluding merger related charges, expenses were 1% higher than the fourth quarter. The average FTE staffing level for the quarter was approximately 7,300. The adjusted efficiency ratio was 55.0%.
On January 31, 2006, TD Banknorth closed on the acquisition of Hudson United for approximately U.S. $1.9 billion in stock and cash. Hudson United has 200 banking offices located in 4 Mid-Atlantic states, total loans of approximately $6 billion and total deposits of approximately $8 billion.
TD Banknorth’s management is focused on stabilizing the net interest income during this extended period of a flattening yield curve, the integration and development of the Hudson United franchise, and organic growth of loans and deposits. Net interest income is expected to continue to be under pressure from short term rates, although the balance sheet restructuring will help mitigate this. Results of Hudson United will be included starting February 1st, and revenue growth is expected to accelerate later in 2006 after the systems conversion and name change in May 2006. Investments in infrastructure and increased marketing will result in added expenses that are also expected to fuel future revenue growth from the Hudson franchise.

Wholesale Banking
Wholesale Banking reported net income of $164 million in the first quarter, $23 million higher than the first quarter of last year and $123 million higher than in the previous quarter. Wholesale Banking adjusted net income was $199 million in the first quarter, $58 million more than the same quarter last year and $84 million higher than the adjusted net income in the fourth quarter of last year. The return on invested capital for the quarter was 34%, compared with 23% in the same quarter of last year and 19% last quarter. Economic profit was $132 million in the quarter compared to $61 million in the same quarter of last year and $38 million last quarter.
Adjusted earnings exclude the impact of a restructuring charge of $35 million after-tax ($50 million before tax) in the current quarter. Additionally, last quarter’s adjusted earnings exclude a $74 million after-tax impact which is made up of a restructuring charge of $6 million before tax and a $107 million before tax loss due to a reduction in the estimated value and the exit of certain structured derivatives portfolios. All of the noted items relate to the repositioning of the global structured products businesses, which was announced in 2005. No further restructuring charges are anticipated in respect of this re-alignment of our businesses.
       Wholesale Banking revenue is derived primarily from capital markets, investing and corporate lending activities. Adjusted revenue for the quarter was $661 million, compared to $570 million in the same quarter of last year and $478 million last quarter. The increase represents strength within our capital markets businesses this quarter, due largely to strong trading results in credit and interest rate, equity and foreign exchange along with continued strength from equity commissions and investment banking. Corporate lending revenues were relatively flat on both a quarter over quarter and year over year basis, while the equity investment portfolios were also relatively flat as security gains were higher than last year, but partially offset by lower interest income.
Provision for credit losses are comprised of allowances for credit losses and the accrual costs for credit protection. The change in the market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. Provisions for credit losses were $29 million in the quarter, compared to $13 million in the same quarter of last year and $13 million last quarter. The current provision includes a specific allowance of $17 million related to a single credit exposure in our merchant banking business. The remainder of the provision relates to the cost of credit protection.
Wholesale Banking continues to proactively manage its credit risk and currently holds $3.0 billion in notional credit default swap protection, a decrease of $1.1 billion from the same quarter last year and a decrease of $.2 billion from last quarter. The decrease from the same quarter last year is largely a result of rebalancing within the protection portfolio, whereas the decrease from last quarter is mainly related to the strengthening of the Canadian dollar relative to the U.S. dollar, as most of the protection is denominated in U.S. currency.
Adjusted expenses were $345 million, an increase of $13 million compared to the same quarter last year and $19 million higher than last quarter. The increases are a result of higher variable compensation related to the strong performance this quarter, partially offset by lower operating expenses.
Overall, Wholesale Banking had an exceptional quarter, achieving excellent earnings while continuing to implement the repositioning of the Bank’s global structured products businesses. The strong earnings reflect TD Securities’ ability to capitalize on positive market conditions this quarter, but are not indicative of expected earnings in the remainder of 2006. However, the solid performance of the domestic businesses reinforces management’s confidence in our strategy to grow this portion of the business while continuing to prudently manage our market, credit and operational risk profile.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2006 REPORT TO SHAREHOLDERS	Page 12

Wealth Management
Wealth Management’s net income for the first quarter of 2006 was $138 million, an increase of $40 million or 41% from the same quarter last year and $2 million or 1% from the previous quarter. The return on invested capital for the quarter was 21%, up 6% from the same quarter last year and flat compared to the previous quarter. The economic profit for the quarter was $64 million, an increase of $46 million or over 100% year over year and $6 million or 10% quarter over quarter.
Total revenue increased $79 million or 12% from the same quarter last year and $20 million or 3% from the previous quarter to $742 million. Interest revenue rose due to an increase in discount brokerage margin balances and deposit spreads. Other revenue growth was achieved through a combination of strong trading volumes in discount brokerage, an increase in net sales of mutual funds and robust asset growth in the advice-based channels. In discount brokerage, trades per day grew by 6% over the prior year and 14% over the prior quarter to 121,000. While trades per day were up, discount brokerage revenues were impacted by the sale of TD Waterhouse U.S.A. on January 24, 2006, resulting in six fewer days’ worth of revenues included in the U.S. results for the segment. Mutual fund management fees were higher due to growth in mutual fund assets under management of 8% compared to the prior quarter and 23% compared to the first quarter in 2005. Assets under administration in advice-based businesses was up by 27% over the same quarter last year. Offsetting these gains against both comparative periods was the impact of foreign exchange fluctuations on U.S. revenues.
Expenses were $525 million in the first quarter, an increase of $17 million or 3% compared with the same quarter last year and $11 million or 2% compared to the prior quarter. The increases resulted from higher variable compensation due to growth in mutual funds and the advice-based businesses. These increases were partially offset by the favourable impact of foreign exchange fluctuations on U.S. expenses and by cost efficiencies in all businesses. The efficiency ratio improved by 6% from the same quarter last year and was flat compared to the prior quarter.
Assets under management of $137 billion at January 31, 2006 increased $7 billion or 5% from October 31, 2005 due to strong sales of mutual funds, growth in institutional assets and market appreciation. Assets under administration totaled $147 billion at the end of the quarter, decreasing $167 billion or 53% from October 31, 2005 due to the sale of TD Waterhouse U.S.A. to Ameritrade. Excluding TD Waterhouse U.S.A., assets under administration increased $14 billion or 10% due to the addition of new assets in discount brokerage, private investment advice and financial planning combined with market appreciation.
Wealth Management continues to benefit from earnings diversification as evidenced by the strong growth this quarter from both the discount brokerage and advice-based asset management segments. In particular, the advice-based asset management businesses continued to benefit from a combination of strong asset growth and a significant increase in the number of client facing advisors.

Corporate
During the first quarter 2006, the Corporate segment reported net income of $1,483 million. The results include $1,670 million after-tax dilution gain on the Ameritrade transaction. The segment also realized a dilution loss of $72 million after-tax related to the purchase of Hudson United by TD Banknorth, and a gain of $15 million ($10 million after-tax) this quarter as a result of the impact of hedging relationships accounting guideline (AcG-13), which requires management to mark-to-market the value of credit protection on the corporate lending portfolio among other economic hedges. The results also include the Bank’s amortization of intangibles of $128 million ($82 million after-tax) in the quarter.
The net loss reported in the first quarter last year was $33 million. Prior year results included income relating to a $35 million ($23 million after-tax) general allowance release, and a $35 million ($20 million after-tax) recovery in the non-core lending portfolio related to amounts previously provided for under sectoral provisions.
Compared to the preceding quarter, the net income increase was largely due to the $1,670 million dilution gain on the Ameritrade transaction, as previously discussed. The prior quarter included a $138 million reorganization tax charge relating to the TD Ameritrade transaction, and income relating to a $109 million ($60 million after-tax) recovery in the non-core lending portfolio related to amounts previously provided for under sectoral provisions. Also included in prior quarter was $68 million one-time tax benefits and $13 million preferred share redemption costs.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2006 REPORT TO SHAREHOLDERS	Page 13

BALANCE SHEET REVIEW

Total assets were $384 billion at the end of the first quarter 2006, $19 billion higher than October 31, 2005. The increase in assets was partially driven by the acquisition of Hudson United by TD Banknorth which contributed $12 billion of the increase. Hudson United contributed $3 billion in investment securities to the increase in total assets. Growth in trading securities of $9 billion mainly within Wholesale Banking, also contributed to the increase. Business and government loans increased by $5 billion compared with October 31, 2005, mainly due to the acquisition of Hudson United. Personal loans, including securitizations, decreased by $1 billion compared with October 31, 2005, primarily due to the sale of TD Waterhouse U.S.A. and partially offset by the acquisition of Hudson United. Residential mortgages, including securitizations, decreased by $1 billion. Bank-originated securitized assets not included on the balance sheet amounted to $24 billion, unchanged from October 31, 2005.
Total deposits were $256 billion at the end of the first quarter 2006, an increase of $9 billion compared with October 31, 2005 of which $8 billion was attributable to Hudson United. Personal deposits increased by $4 billion primarily due to the Hudson United acquisition as well as organic growth within the Bank’s retail businesses. This was partially offset by the sale of TD Waterhouse U.S.A.. Business and government deposits, including deposits with banks, increased by $5 billion compared with October 31, 2005 partially due to funding a higher level of assets within Wholesale Banking as well as the Hudson United acquisition.
The Bank enters into structured transactions on behalf of clients which results in assets recorded on the Bank’s Consolidated Interim Balance Sheet for which market risk has been transferred to third parties via total return swaps. As at January 31, 2006, assets under such arrangements amounted to $15 billion, compared with $14 billion as at October 31, 2005. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $5 billion as at January 31, 2005 unchanged from October 31, 2005. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is maintained.

CREDIT PORTFOLIO QUALITY

Gross impaired loans were $365 million at January 31, 2006, a decrease of $148 million from $513 million at January 31, 2005. The decline is primarily due to lower corporate gross impaired loans in the non-core lending portfolio that is being wound down. As compared with the prior quarter, gross impaired loans increased by $16 million. Net impaired loans totalled $993 million, compared with $625 million in the same quarter last year and $944 million in the previous quarter.
The total allowance for credit losses of $1,358 million at the end of the first quarter was comprised of total specific allowances of $155 million and a general allowance of $1,203 million. Specific allowances decreased by $101 million from a year ago and increased by $2 million from the previous quarter. General allowance for credit losses rose by $321 million from a year ago and $63 million from the previous quarter due to inclusion of TD Banknorth/Hudson United. The Bank establishes general allowances to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Changes in Gross Impaired Loans and Acceptances
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2006	2005	2005
Balance at beginning of period	$349	$452	$537
Additions	263	214	211
Return to performing status, repaid or sold	(95)	(173)	(129)
Write-offs	(152)	(138)	(111)
Foreign exchange and other adjustments	-	(6)	5
Balance at end of period	$365	$349	$513

Allowance for Credit Losses
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2006	2005	2005
Specific allowance	$155	$153	$256
General allowance	1,203	1,140	882
Total allowance for credit losses	$1,358	$1,293	$1,138

Total net impaired loans	$(993)	$(944)	$(625)
Net impaired loans as a percentage of net loans	(.6)%	(.6)%	(.5)%
Provision for credit losses as a percentage of net average loans	.29	(.04)	.03

TD BANK FINANCIAL GROUP • FIRST QUARTER 2006 REPORT TO SHAREHOLDERS	Page 14

CAPITAL POSITION

The Bank’s capital ratios are calculated using the guidelines of the Office of the Superintendent of Financial Institutions (OSFI). The increase in Tier 1 capital ratio was the result of strong earnings, which included the TD Ameritrade dilution gain of $1,670 million. The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, monitoring of asset growth and periodic issuance of capital generating securities.
As at January 31, 2006, the Bank’s Tier 1 capital ratio was 11.9% compared with 10.1% at October 31, 2005 and 13.0% at January 31, 2005. The decline from prior year is attributable to a $33 billion increase in risk-weighted assets that was primarily driven by the acquisition of TD Banknorth and TD Banknorth’s acquisition of Hudson United Bancorp. The Bank's overall Tier 1 capital was up $3.0 billion compared with October 31, 2005 and $2.7 billion compared with January 31, 2005.

Capital Structure and Ratios - reported
			As at
	Jan. 31	Oct. 31	Jan. 31
(billions of Canadian dollars)	2006	2005	2005
Tier 1 capital	$16.1	$13.1	$13.4
Tier 1 capital ratio	11.9%	10.1%	13.0%
Total capital	$18.8	$17.2	$17.7
Total capital ratio	13.8%	13.2%	17.2%
Risk-weighted assets	$135.9	$130.0	$103.0
Tangible common equity	$12.0	$9.6	$9.6
Tangible common equity as a percentage of risk-weighted assets	8.8%	7.4%	9.3%

MANAGING RISK

Interest Rate Risk
The objective of interest rate risk management for the non-trading portfolio is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a disciplined hedging approach to profitability management for its asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:
•	minimizing the impact of interest rate risk on net interest income and economic value within Canadian Personal and Commercial Banking; and
•	measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.
          The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2006, an immediate and sustained 100 basis point increase in rates would have increased the economic value of shareholders’ equity by $5 million or .03% after-tax.

Liquidity Risk
The Bank holds a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions as well as under a base case stress scenario that defines the minimum amount of liquidity that must be held at all times. The surplus liquid asset position is defined as total available liquid assets less the Bank’s total maturing wholesale funding, potential non-wholesale deposit run-off and contingent liabilities, measured at a number of points in time up to and including 90 days forward. As at January 31, 2006, the Bank’s consolidated surplus liquid asset position, on a cumulative basis, up to 90 days forward was $18.3 billion, compared with a consolidated surplus liquid asset position of $23.6 billion on October 31, 2005. The Bank ensures that funding obligations are fulfilled by managing its cash flows and holding highly liquid assets that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Market Risk
The Bank manages market risk in its trading books by using several key controls. The Bank’s market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and sensitivity to various market risk factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The following table presents average and end-of-quarter general market risk VaR usage for the three months ended January 31, 2006, as well as the fiscal 2005 average. For the three months ended January 31, 2006, net daily capital markets revenues were positive for 90.9% of the trading days. Losses in the first quarter never exceeded the Bank’s statistically predicted VAR for the total of the Bank’s trading-related businesses.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2006 REPORT TO SHAREHOLDERS	Page 15

Value at Risk Usage - Wholesale Banking
	For the three		For the twelve[1]
	months ended		months ended
	As at	Average	Average
(millions of Canadian dollars)	Jan. 31, 2006	Jan. 31, 2006	Oct. 31, 2005
Interest rate risk	$9.0	$7.9	$8.0
Equity risk	4.9	4.8	5.4
Foreign exchange risk	3.1	2.4	2.7
Commodity risk	1.3	1.0	1.0
Diversification effect	(9.5)	(6.1)	(7.3)
General Market Value at Risk	$8.8	$10.0	$9.8

1 Average balances for the twelve months ended October 31, 2005 have been restated.

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results
	For the three months ended
	2006				2005			2004
(millions of Canadian dollars)	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30
Net interest income	$1,607	$1,641	$1,563	$1,393	$1,411	$1,435	$1,452	$1,441
Other income	1,797	1,442	1,535	1,517	1,395	1,118	1,181	1,284
Total revenues	3,404	3,083	3,098	2,910	2,806	2,553	2,633	2,725
Provision for (reversal of) credit losses	114	(15)	40	20	10	(73)	(17)	(192)
Dilution gain, net	1,564	-	-	-	-	-	-	-
Non-interest expenses	2,290	2,203	2,577	2,057	1,945	1,904	1,907	2,271
Provision for income taxes	220	253	12	213	221	127	178	156
Non-controlling interest	37	53	58	21	-	-	-	-
Net income - reported	2,307	589	411	599	630	595	565	490
Adjustments for items of note, net of taxes	(1,472)	176	328	73	55	2	36	145
Net income - adjusted	835	765	739	672	685	597	601	635
Preferred dividends	5	-	-	-	-	-	-	-
Net income available to common shareholders - adjusted	$830	$765	$739	$672	$685	$597	$601	$635

(Canadian dollars)
Basic earnings per share
- reported	$3.23	$.83	$.58	$.87	$.96	$.91	$.87	$.75
- adjusted	1.16	1.08	1.04	1.00	1.04	.91	.92	.97
Diluted earnings per share
- reported	3.20	.82	.58	.86	.95	.90	.86	.74
- adjusted	1.15	1.06	1.04	1.00	1.04	.91	.91	.96
Return on common shareholders’ equity	55.4%	14.8%	10.4%	17.2%	19.5%	19.1%	18.4%	16.5%

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 16

ACCOUNTING POLICIES AND ESTIMATES

Critical Accounting Policies and Estimates
The Bank’s unaudited consolidated financial results, as presented on pages 17 to 29 of this Report to Shareholders, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These consolidated financial results should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2005. The accounting policies used in the preparation of these consolidated financial results are consistent with those used in the Bank’s October 31, 2005 audited consolidated financial statements. The critical accounting policies and estimates remain unchanged from the Bank’s 2005 Annual Report.

Changes in Accounting Policies and Estimates
There were no new significant accounting policies adopted during the quarter for purposes of preparing the Bank’s financial statements under Canadian GAAP.

Future Changes in Accounting Policies and Estimates
The Canadian Institute of Chartered Accountants (CICA) has issued three new accounting standards - Financial Instruments - Recognition and Measurement, Hedges and Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning in fiscal 2007.
See Note 1 of the Bank’s 2005 Annual Report for more details of future accounting and reporting changes.

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 17

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
		As at
	Jan. 31	Oct. 31
(millions of Canadian dollars)	2006	2005
ASSETS
Cash and due from banks	$2,158	$1,673
Interest-bearing deposits with banks	11,226	11,745
	13,384	13,418
Securities
Investment	46,376	42,321
Trading	75,000	65,775
	121,376	108,096
Securities purchased under reverse repurchase agreements	24,847	26,375
Loans
Residential mortgages	51,152	52,740
Consumer instalment and other personal	61,744	62,754
Credit card	3,171	2,998
Business and government	40,250	35,044
	156,317	153,536
Allowance for credit losses (Note 3)	(1,358)	(1,293)
Loans (net of allowance for credit losses)	154,959	152,243
Other
Customers’ liability under acceptances	6,699	5,989
Investment in TD Ameritrade (Note 13)	3,327	-
Trading derivatives’ market revaluation	33,781	33,651
Goodwill	7,376	6,518
Other intangibles	2,275	2,124
Land, buildings and equipment	1,701	1,801
Other assets	14,652	14,995
	69,811	65,078
Total assets	$384,377	$365,210

LIABILITIES
Deposits
Personal	$135,875	$131,783
Banks	15,380	11,505
Business and government	105,030	103,693
	256,285	246,981
Other
Acceptances	6,699	5,989
Obligations related to securities sold short	26,357	24,406
Obligations related to securities sold under repurchase agreements	12,520	11,284
Trading derivatives’ market revaluation	34,934	33,498
Other liabilities	17,244	18,545
	97,754	93,722
Subordinated notes and debentures (Note 6)	7,225	5,138
Liabilities for preferred shares and capital trust securities (Note 7)	1,793	1,795
Non-controlling interest in subsidiaries	2,847	1,708
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: 714.7 and 711.8) (Note 8)	6,015	5,872
Preferred shares (millions of shares issued and outstanding: 17.0 and nil) (Note 8)	425	-
Contributed surplus	47	40
Foreign currency translation adjustments	(666)	(696)
Retained earnings	12,652	10,650
	18,473	15,866
Total liabilities and shareholders’ equity	$384,377	$365,210

Certain comparative amounts have been restated to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 18

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2006	2005
Interest income
Loans	$2,452	$1,832
Securities
Dividends	222	229
Interest	1,037	856
Deposits with banks	80	95
	3,791	3,012
Interest expense
Deposits	1,534	1,108
Subordinated notes and debentures	86	79
Preferred shares and capital trust securities	39	29
Other liabilities	525	385
	2,184	1,601
Net interest income	1,607	1,411
Other income
Investment and securities services	642	600
Trading income	292	76
Insurance, net of claims	224	184
Service charges	221	170
Loan securitizations (Note 4)	92	93
Credit fees	86	98
Card services	81	52
Trust fees	29	17
Net investment securities gains	23	52
Other	107	53
	1,797	1,395
Total revenues	3,404	2,806
Provision for credit losses (Note 3)	114	10
Dilution gain, net (Note 13)	1,564	-
Non-interest expenses
Salaries and employee benefits	1,174	981
Occupancy including depreciation	166	148
Equipment including depreciation	147	132
Amortization of other intangibles	128	134
Restructuring costs	50	-
Marketing and business development	133	104
Brokerage related fees	53	58
Professional and advisory services	105	108
Communications	49	46
Other	285	234
	2,290	1,945
Income before provision for income taxes and non-controlling interest in subsidiaries	2,564	851
Provision for income taxes	220	221
Income before non-controlling interest in subsidiaries	2,344	630
Non-controlling interest	37	-
Net income	2,307	630
Preferred dividends	5	-
Net income available to common shareholders	$2,302	$630

Average number of common shares outstanding (millions)
Basic	712.5	656.6
Diluted	718.9	661.9
Earnings per share (in dollars)
Basic	$3.23	$.96
Diluted	3.20	.95
Dividends per share (in dollars)	.42	.36

Certain comparative amounts have been restated to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 19

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2006	2005
Common shares
Balance at beginning of period	$5,872	$3,373
Proceeds from shares issued on exercise of options	45	27
Proceeds from shares issued as a result of dividend reinvestment plan	100	73
Impact of shares (acquired) sold in Wholesale Banking	(2)	2
Balance at end of period	6,015	3,475
Preferred Shares
Proceeds from share issues	425	-
Balance at end of period	425	-
Contributed surplus
Balance at beginning of period	40	20
Stock option expense (Note 9)	7	4
Balance at end of period	47	24
Foreign currency translation adjustments
Balance at beginning of period	(696)	(265)
Foreign exchange gains (losses) from investments in subsidiaries and other items	(392)	243
Impact of reduction in investment in TD Waterhouse U.S.A. (Note 13)	66	-
Foreign exchange gains (losses) from hedging activities	528	(279)
(Provision for) benefit of income taxes	(172)	89
Balance at end of period	(666)	(212)
Retained earnings
Balance at beginning of period	10,650	9,540
Net income	2,307	630
Common dividends	(300)	(236)
Preferred dividends	(5)	-
Other	-	(18)
Balance at end of period	12,652	9,916
Total shareholders’ equity at end of period	$18,473	$13,203

Certain comparative amounts have been restated to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 20

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2006	2005
Cash flows from (used in) operating activities
Net income	$2,307	$630
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	114	10
Restructuring costs	50	-
Depreciation	85	62
Amortization of other intangibles	128	134
Stock option expense	7	4
Dilution gain, net	(1,564)	-
Net investment securities gains	(23)	(52)
Gain on securitizations	(33)	(39)
Non-controlling interest	37	-
Changes in operating assets and liabilities
Future income taxes	169	(48)
Current income taxes payable	(47)	(159)
Interest receivable and payable	(44)	365
Trading securities	(9,225)	(9,084)
Unrealized gains and amounts receivable on derivatives contracts	(130)	(2,225)
Unrealized losses and amounts payable on derivatives contracts	1,436	893
Other	(1,021)	1,528
Net cash used in operating activities	(7,754)	(7,981)
Cash flows from (used in) financing activities
Change in deposits	5,000	15,069
Securities sold under repurchase agreements	530	842
Securities sold short	1,951	3,720
Issue of subordinated notes and debentures	1,800	-
Repayment of subordinated notes and debentures	(150)	(2)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	1	5
Liability for preferred shares and capital trust securities	(2)	(350)
Translation adjustment on subordinated notes and debentures issued in a foreign currency	-	13
Common shares issued on exercise of options	45	27
Common shares issued as a result of dividend reinvestment plan	100	73
Common shares (acquired) sold in Wholesale Banking	(2)	2
Dividends paid on common shares	(300)	(236)
Issuance of preferred shares	425	-
Dividends paid on preferred shares	(5)	-
Net cash from financing activities	9,393	19,163
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	519	(1,225)
Activity in investment securities
Purchases	(11,088)	(10,130)
Proceeds from maturities	5,345	2,916
Proceeds from sales	4,719	3,791
Activity from lending activities
Origination and acquisitions	(49,148)	(18,160)
Proceeds from maturities	46,510	13,540
Proceeds from sales	333	1,061
Proceeds from loan securitizations	1,057	1,640
Land, buildings and equipment	(75)	27
Securities purchased under reverse repurchase agreements	1,536	(4,332)
Acquisition and disposition less cash and cash equivalents acquired	(819)	-
Net cash used in investing activities	(1,111)	(10,872)
Effect of exchange rate changes on cash and cash equivalents	(43)	15
Net changes in cash and cash equivalents	485	325
Cash and cash equivalents at beginning of period	1,673	1,404
Cash and cash equivalents at end of period represented by cash and due from banks	$2,158	$1,729
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$2,281	$1,587
Amount of income taxes paid during the period	343	331

Certain comparative amounts have been restated to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: BASIS OF PRESENTATION

These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods of application as the Bank’s Consolidated Financial Statements for the year ended October 31, 2005. Under Canadian GAAP, additional disclosures are required in the annual financial statements and accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005 and the accompanying notes included on pages 71 to 109 of the Bank’s 2005 annual report. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented.

Note 2: CHANGES IN ACCOUNTING POLICIES

There were no changes in the Bank’s accounting policies during the quarter.

Note 3: ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is recorded in the Consolidated Balance Sheet and maintained at a level which is considered adequate to absorb credit-related losses on loans, customers’ liability under acceptances and other credit instruments. The Bank’s allowance for credit losses at January 31 is shown in the table below.

Allowance for Credit Losses
	Jan. 31, 2006			Jan. 31, 2005
	Specific	General		Specific	General
(millions of Canadian dollars)	allowance	allowance	Total	allowance	allowance	Total
Balance at beginning of period	$153	$1,140	$1,293	$266	$917	$1,183
Acquisition of TD Banknorth (includes Hudson United)	-	69	69	-	-	-
Provision for (reversal of) credit losses	120	(6)	114	45	(35)	10
Write-offs	(152)	-	(152)	(111)	-	(111)
Recoveries	31	-	31	54	-	54
Other[1]	3	-	3	2	-	2
Allowance for credit losses at end of period	$155	$1,203	$1,358	$256	$882	$1,138

1 Includes foreign exchange rate changes and losses on loan sales booked to sectoral allowance.

Note 4: LOAN SECURITIZATIONS

The following tables summarize the Bank’s securitization activity for the three months ended January 31. In most cases, the Bank retained the responsibility for servicing the assets securitized.

New Securitization Activity
	For the three months ended					For the three months ended
	Jan. 31, 2006					Jan. 31, 2005
	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
(millions of Canadian dollars)	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total
Gross proceeds	$1,056	$737	$1,300	$-	$3,093	$1,649	$471	$1,300	$-	$3,420
Retained interest	16	5	26	-	47	35	3	24	-	$62
Cash flows received on retained interests	57	8	44	-	109	44	10	43	2	$99

The following table summarizes the impact of securitizations on the Bank’s Consolidated Interim Statement of Income for the three months ended January 31.

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 22

Securitization Gains and Servicing Income
	For the three months ended					For the three months ended
	Jan. 31, 2006					Jan. 31, 2005
	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
(millions of Canadian dollars)	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total
Gain on sale[1]	$3	$5	$25	$-	$33	$14	$3	$22	$-	$39
Servicing income	37	4	18	-	59	23	10	21	-	54
Total	$40	$9	$43	$-	$92	$37	$13	$43	$-	$93

1 For term loans, the gain on sale is after the impact of hedges on assets sold.

The key assumptions used to value the retained interests as at January 31 are shown in the table below.

Key Assumptions
	2006							2005
	Residential		Credit	Commercial	Residential		Credit	Commercial
	mortgage	Personal	card	mortgage	mortgage	Personal	card	mortgage
	loans	loans	loans	loans	loans	loans	loans	loans
Prepayment rate[1]	20.0%	5.9%	43.1%	1.9%	20.0%	5.9%	41.0%	3.0%
Excess spread[2]	.6	1.0	14.4	-	.7	1.1	12.9	-
Discount rate	5.1	3.6	4.2	9.8	5.0	3.1	4.2	9.8
Expected credit losses[3]	-	-	2.6	.1	-	-	2.9	.1

[1] Represents monthly payment rate for personal and credit card loans.
[2] The excess spread for credit card loans reflects the net portfolio yield, which is interest earned and other revenues less funding costs and losses.
[3] There are no expected credit losses for residential mortgage loans as these mortgages are government guaranteed.

During the three months ended January 31, 2006, there were maturities of previously securitized loans and receivables of $2,036 million (Q1/05 - $1,780 million). Proceeds from new securitizations were $1,057 million for the three months ended January 31, 2006 (Q1/05 - $1,640 million).

Note 5: VARIABLE INTEREST ENTITIES

There were no changes in the Bank’s position in non-consolidated Variable Interest Entities during the quarter.

Note 6: SUBORDINATED NOTES AND DEBENTURES

During the first quarter 2006, the Bank issued two medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The first is an $800 million issue which will pay 4.97% until October 30, 2015 and then reset every 5 years thereafter to the 5-year Government of Canada yield plus 1.77% until maturity on October 30, 2104. The notes are redeemable at par on October 30, 2015 and qualify as Tier 2A regulatory capital. The second is a $1 billion issue which will pay 4.317% until January 18, 2011 and the bankers' acceptance rate plus 1.00% thereafter until maturity on January 18, 2016. The notes are redeemable at par on January 18, 2011 and qualify as Tier 2B regulatory capital.
During the first quarter 2006, the Bank also redeemed all of the outstanding $150 million 8.40% subordinated debentures, due December 1, 2010, which qualified as Tier 2B regulatory capital.

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 23

Note 7: LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES

The Bank’s liability for preferred shares and capital trust securities is as below:

Liabilities
(millions of Canadian dollars)	Jan. 31, 2006	Oct. 31, 2005
Preferred Shares
Preferred shares issued by the Bank (thousands of shares):
Class A - 16 Series I	$-	$-
Class A - 14,000 Series M	350	350
Class A - 8,000 Series N	200	200
	550	550
Preferred shares issued by TD Mortgage
Investment Corporation (thousands of shares):
350 non-cumulative preferred shares, Series A	343	345
Total Preferred shares	893	895

Capital Trust Securities (thousands of units)[1]
Trust units issued by TD Capital Trust (900)	900	900
Total Preferred Shares and Capital Trust Securities	$1,793	$1,795

1 Included in deposit liabilities on the Interim Consolidated Balance Sheet is $350 million due to TD Capital Trust II.

Note 8: SHARE CAPITAL

Common Shares
The Bank is authorized by the shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The Bank’s common shares are not redeemable or convertible. Dividends are declared by the Bank on a quarterly basis and the amount may vary from quarter to quarter.

Preferred Shares
On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O shares for gross cash consideration of $425 million, which have been classified as equity on the Consolidated Statement of Changes in Shareholders’ Equity and qualify as Tier 1 capital. On or after November 1, 2010, the Bank may redeem all, or from time to time, part of the outstanding Series O shares by payment in cash of $26.00 per share if redeemed prior to October 30, 2011; $25.75 if redeemed on or after October 30, 2011 and prior to October 30, 2012; $25.50 if redeemed on or after October 30, 2012 and prior to October 30, 2013; $25.25 if redeemed on or after October 30, 2013 and prior to October 30, 2014; and $25.00 if redeemed thereafter together with the unpaid dividends to the date of redemption.

Shares Issued and Outstanding
	For the three months ended		For the three months ended
		Jan. 31, 2006		Oct. 31, 2005
(millions of shares and millions of Canadian dollars)	Number of shares	Amount	Number of shares	Amount
Common:
Balance at beginning of period	711.8	5,872	709.0	5,744
Issued on exercise of options	1.3	45	1.0	31
Issued as a result of dividend reinvestment plan	1.6	100	1.9	104
Impact of shares (acquired) sold in Wholesale Banking	-	(2)	(0.1)	(7)
Issued on the acquisition of TD Banknorth	-	-	-	-
Balance at end of period - Common	714.7	$6,015	711.8	5,872
Preferred:
Class A - Series O	17.0	$425	-	$-

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 24

Note 9: STOCK BASED COMPENSATION

The following table summarizes the compensation expense recognized by the Bank for stock option awards for the three months ended January 31.

	For the three months ended
(million of Canadian dollars)	Jan. 31	Jan. 31
	2006	2005
TD Bank	$6	$4
TD Banknorth	1	N/A
Total	$7	$4

During the three months ended Jan. 31, 2006, 1.9 million (three months ended January 31, 2005 - 2.2 million) options were granted by TD Bank with a weighted average fair value of $11.27 per option (three months ended January 31, 2005 - $10.63 per option). During the three months ended January 31, 2006, 2.3 million (three months ended January 31, 2005 - N/A) options were granted by TD Banknorth with a weighted average fair value of $6.01 per option (three months ended January 31, 2005 - N/A).

The fair value of options granted by TD Bank was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions:

	For the three months ended
	Jan. 31	Jan. 31
	2006	2005
Risk-free interest rate	3.91%	3.70%
Expected option life	5.1 years	5.3 years
Expected volatility	21.9%	25.7%
Expected dividend yield	2.88%	2.84%

Note 10: EMPLOYEE FUTURE BENEFITS

The Bank’s pension plans and principal non-pension post-retirement benefit plans expenses are as follows:

Principal Pension Plan Pension Expense
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2006	2005
Elements of pension plan expense before adjustments to recognize the long term nature of the cost
Service cost - benefits earned	$18	$11
Interest cost on projected benefit obligation	26	26
Actual return on plan assets	12	(31)
Plan amendments	-	53
Adjustments to recognize the long term nature of plan cost
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets[1]	(44)	3
Actuarial (gains) losses[2]	5	3
Plan amendments[3]	2	(52)
Total	$19	$13

[1] For the three months ended January 31, 2006, includes expected return on plan assets of $32 million (Q1/05 - $28 million) less actual return on plan assets of $(12) million (Q1/05 - $31 million).
[2] For the three months ended January 31, 2006, includes loss recognized of $5 million (Q1/05 - $3 million) less actuarial losses on projected benefit obligation of nil (Q1/05 - nil).
[3] For the three months ended January 31, 2006, includes amortization of costs for plan amendments of $2 million (Q1/05 - $1 million) less actual cost amendments of nil (Q1/05 - $53 million).

Other Pension Plans’ Expense
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2006	2005
CT defined benefit pension plan	$1	$1
TD Banknorth defined benefit pension plans	2	N/A
Supplemental employee retirement plans	8	6
Total	$11	$7

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 25

Principal Non-Pension Post-Retirement Benefit Plans Expense
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2006	2005
Service cost - benefits earned	$3	$3
Interest cost on projected benefit obligation	5	5
Plan amendments	(65)	-
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial (gains) losses	2	-
Plan amendments	64	-
Total	$9	$8

Cash Flows
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Pension Plan Contributions
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2006	2005
Principal pension plan	$15	$14
CT defined benefit pension plan	1	1
TD Banknorth defined benefit pension plans	32	N/A
Supplemental employee retirement plans	2	2
Non-pension post-retirement benefit plans	2	2
Total	$52	$19

As at January 31, 2006, the Bank expects to contribute an additional $46 million to its principal pension plan, $2 million to its CT defined benefit pension plan, $34 million to its TD Banknorth defined benefit pension plans, $6 million to its supplemental employee retirement plans and $6 million to its non-pension post-retirement benefit plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 11: EARNINGS PER SHARE

The Bank’s basic and diluted earnings per share at January 31 are as follows:

Basic and Diluted Earnings per Share
	For the three months ended
	Jan. 31	Jan. 31
	2006	2005
Basic Earnings per Share
Net income available to common shares ($ millions)	$2,302	$630
Average number of common shares outstanding (millions)	712.5	656.6
Basic earnings per share ($)	$3.23	$.96

Diluted Earnings per Share
Net income available to common shares ($ millions)	$2,302	$630
Average number of common shares outstanding (millions)	712.5	656.6
Stock options potentially exercisable as determined under the treasury stock method[1]	6.4	5.3
Average number of common shares outstanding - diluted (millions)	718.9	661.9

Diluted earnings per share ($)	$3.20	$.95

[1] For the three months ended January 31, 2006, the computation of diluted earnings per common share excluded weighted average options outstanding of 945 thousand (Q1/05 - 1.1 million) with a weighted exercise price of $60.02 (Q1/05 - $49.40) as the options’ price was greater than the average market price of the Bank’s common shares.

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 26

Note 12: SEGMENTED INFORMATION

The Bank’s operations and activities are organized around the following businesses: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results for these segments for the three months ended January 31 are presented in the following table:

Results by Business Segment
	Canadian Personal		U.S. Personal and
	and Commercial		Commercial			Wealth
(millions of Canadian dollars)	Banking		Banking	Wholesale Banking[1]		Management		Corporate[1]			Total
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
For the three months ended	2006	2005	2006	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income	$1,177	$1,089	$284	$138	$278	$178	$145	$(170)	$(101)	$1,607	$1,411
Other income	627	574	73	523	292	564	518	1,574	11	3,361	1,395
Total revenue	1,804	1,663	357	661	570	742	663	1,404	(90)	4,968	2,806
Provision for (reversal of) credit losses	99	95	7	29	13	-	-	(21)	(98)	114	10
Non-interest expenses	985	924	225	395	332	525	508	160	181	2,290	1,945
Income (loss) before provision for (benefit of) income taxes	720	644	125	237	225	217	155	1,265	(173)	2,564	851
Provision for (benefit of) income taxes	244	220	42	73	84	79	57	(218)	(140)	220	221
Non-controlling interest	-	-	37	-	-	-	-	-	-	37	-
Net income (loss)	$476	$424	$46	$164	$141	$138	$98	$1,483	$(33)	$2,307	$630
Total assets (billions of Canadian dollars)
- balance sheet	$133.5	$123.3	$48.0	$165.1	$165.9	$23.9	$27.0	$13.9	$17.1	$384.4	$333.3
- securitized	33.6	31.5	-	-	-	-	-	(9.9)	(10.3)	23.7	21.2

[1] The taxable equivalent basis adjustment is reflected primarily in the Wholesale Banking segment’s results and eliminated in the Corporate segment.

Note 13: ACQUISITIONS AND DISPOSITIONS

TD Waterhouse U.S.A. and Ameritrade
On January 24, 2006 the Bank closed the transaction involving the sale of its U.S. brokerage business TD Waterhouse U.S.A. at a fair market value of CDN$2.69 billion to Ameritrade Holding Corporation in exchange for a 32.5% ownership in the combined legal entity operating under the name TD Ameritrade. The transaction has resulted in a net dilution gain on sale of U.S.$1.45 billion (CDN$1.67 billion) after-tax in Q1 2006 (CDN$1.64 billion pre-tax).
            Accordingly, the Bank's investment in TD Ameritrade over the Bank's share of TD Ameritrade's net book value was approximately CDN$3.7 billion and consists primarily of goodwill and intangibles.
            The Bank reports the investment in TD Ameritrade using the equity method of accounting. The fiscal periods of the Bank and TD Ameritrade are not coterminus. The Bank’s equity share of TD Ameritrade’s results from the January 24, 2006 acquisition date to TD Ameritrade’s calendar quarter end date will be reported in the Bank’s second quarter results. Thereafter, the Bank’s equity share of TD Ameritrade’s results for TD Ameritrade’s calendar quarter end date will be reported in the Bank’s results for the fiscal quarter. As of January 31, 2006 the net investment in TD Ameritrade on the Bank’s Interim Consolidated Balance Sheet was CDN$3.3 billion.
            In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade’s Canadian brokerage operations for U.S.$60 million cash consideration which primarily consisted of goodwill and intangible assets.
            On February 22, 2006, the Bank announced that it committed to purchase at least 15 million shares of TD Ameritrade by August 22, 2006 pursuant to one or more stock trading plans in accordance with Rule 10b5-1 under the U.S. Securities Exchange Act and that all purchases would be made in the open market, including through block trades, in compliance with Rule 10b-18 under the U.S. Securities Exchange Act. Previously, the stockholders agreement governing the Bank's investment in TD Ameritrade required the Bank to commence a tender offer to acquire shares of TD Ameritrade common stock at a price of not less than US$16 per share, which, at the time of the announcement, was below the market price for TD Ameritrade common stock. The Bank's purchase commitment replaced its tender offer obligation under the stockholders agreement, and the parties to the stockholders agreement entered into an amendment reflecting this change. In connection with this announcement, the Bank also restated its intention to reach an ownership level of 37.5% of the outstanding TD Ameritrade common stock by January 2007, which would require the acquisition of approximately 15 million shares in addition to the 15 million shares TD has committed to purchase.

Hudson United Bancorp
On January 31, 2006, TD Banknorth completed the acquisition of Hudson United Bancorp (“Hudson”) for total consideration of U.S.$1.9 billion, consisting of cash consideration of U.S.$941.8 million and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank. TD Banknorth consolidates the financial results of Hudson. The transaction has resulted in a dilution loss for the Bank of CDN$72 million. On February 1, 2006, the Bank announced its intention to commence open market purchases of TD Banknorth shares. The Bank intends to at least maintain its ownership percentage in TD Banknorth at the level prior to the acquisition of Hudson or, as market conditions warrant, to potentially increase its position. As of January 31, 2006 the Bank’s ownership percentage was 53.5%. The acquisition of Hudson United Bancorp by TD Banknorth contributed CDN$6.0 billion of personal/business loans and mortgages, CDN$3.2 billion of securities, CDN$1.9 billion of goodwill and intangibles, CDN$.8 billion of other assets, CDN$8.4 billion of deposits and CDN$3.5 billion of other liabilities to the Bank’s Interim Consolidated Balance Sheet. The allocation of the purchase price discrepancy will be finalized in the second quarter.

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 27

Note 14: RESTRUCTURING COSTS

The Bank previously announced the restructuring of the global structured products businesses within Wholesale Banking to reduce focus on the less profitable and more complex activities and concentrate resources on growing the more profitable areas of the business. In the first quarter the Bank recorded $50 million pre-tax ($35 million after tax) of restructuring costs primarily consisting of severance costs.

Note 15: CONTINGENCIES

At quarter end, the total contingent litigation reserve for Enron-related claims was approximately $618 million. The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. It is possible that additional reserves above this level could be required. Additional reserves, if required, cannot be reasonably determined for many reasons, including that other settlements are not generally appropriate for comparison purposes, the lack of consistency in other settlements and the difficulty in predicting the future actions of other parties to the litigation. In 2005 the Bank agreed to settle bankruptcy court claims in this matter for approximately $160 million. Payment of this settlement, when made, will reduce the current total reserve for this matter to approximately $458 million.
The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

Note 16: RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank including the accounting requirements of the Superintendent of Financial Institutions Canada conform with Canadian generally accepted accounting principles (Canadian GAAP).
Significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described in the Bank’s 2005 Annual Report with their impact detailed below.

Net Income
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2006[1]	2005
Net income based on Canadian GAAP	$2,307	$630
Employee future benefits	2	-
Securitizations	-	(2)
Available for sale securities	6	2
Derivative instruments and hedging activities	(33)	(88)
Guarantees	(6)	(3)
Liabilities and equity	39	29
Amortization of intangible assets	(15)	-
Other	(26)	-
Income taxes and net change in income taxes due to the above items	25	43
Non-controlling interest	(6)	(23)
Net income based on U.S. GAAP	2,293	588
Preferred dividends	23	6
Net income applicable to common shares based on U.S. GAAP	$2,270	$582
Average number of common shares outstanding (millions)
Basic - U.S. GAAP/Canadian GAAP	712.5	656.6
Diluted - U.S. GAAP/Canadian GAAP	718.9	661.9
Basic earnings per share - U.S. GAAP	3.19	.89
- Canadian GAAP	3.23	.96
Diluted earnings per share - U.S. GAAP	3.16	.88
- Canadian GAAP	3.20	.95

1    For the first quarter 2006, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $71 million increase to net interest income, $85 million decrease to other income and nil impact to non-interest expenses.

Consolidated Interim Statement of Comprehensive Income
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2006	2005
Net income based on U.S. GAAP	$2,293	$588
Other comprehensive income (loss), net of income taxes
Net change in unrealized gains and losses on available for sale securities	(49)	123
Reclassification to earnings in respect of available for sale securities	-	5
Change in unrealized foreign currency translation gains and losses	30	53
Change in gains and losses on derivative instruments designated as cash flow hedges	79	(124)
Reclassification to earnings of gains and losses on cash flow hedges	18	5
Comprehensive income	$2,371	$650

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 28

Condensed Consolidated Interim Balance Sheet
			As at			As at			As at
			Jan. 31			Oct. 31			Jan. 31
(millions of Canadian dollars)			2006			2005			2005
	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.
	GAAP	ments	GAAP	GAAP	ments	GAAP	GAAP	ments	GAAP
Assets
Cash resources and other	$13,384	$-	$13,384	$13,418	$-	$13,418	$10,588	$-	$10,588
Securities
Investment	46,376	4,053	50,429	42,321	3,898	46,219	34,862	4,349	39,211
Trading	75,000	-	75,000	65,775	-	65,775	75,977	-	75,977
Securities purchased under reverse repurchase agreements	24,847	-	24,847	26,375	-	26,375	26,220	-	26,220
Loans (net)	154,959	-	154,959	152,243	-	152,243	125,833	-	125,833
Trading derivatives’ market revaluation	33,781	962	34,743	33,651	674	34,325	35,922	1,376	37,298
Goodwill	7,376	1,604	8,980	6,518	1,604	8,122	2,245	64	2,309
Intangible assets	2,275	358	2,633	2,124	338	2,462	2,010	33	2,043
Other assets	26,379	997	27,376	22,785	22	22,807	19,660	9	19,669
Total assets	$384,377	$7,974	$392,351	$365,210	$6,536	$371,746	$333,317	$5,831	$339,148
Liabilities
Deposits	$256,285	$27	$256,312	$246,981	$21	$247,002	$221,962	$-	$221,962
Trading derivatives’ market revaluation	34,934	989	35,923	33,498	598	34,096	34,766	1,200	35,966
Other liabilities	62,820	5,050	67,870	60,224	4,037	64,261	55,516	4,184	59,700
Subordinated notes, debentures and other debt	7,225	-	7,225	5,138	-	5,138	5,660	-	5,660
Liabilities for preferred shares and Capital Trust Securities	1,793	(1,793)	-	1,795	(1,795)	-	2,210	(2,210)	-
Total liabilities	363,057	4,273	367,330	347,636	2,861	350,497	320,114	3,174	323,288
Non-controlling interest	2,847	3,161	6,008	1,708	3,149	4,857	-	1,250	1,250
Shareholders’ equity
Preferred shares	425	543	968	-	545	545	-	960	960
Common shares	6,015	39	6,054	5,872	39	5,911	3,475	38	3,513
Contributed surplus	47	-	47	40	-	40	24	1	25
Foreign currency translation	(666)	666	-	(696)	696	-	(212)	212	-
Retained earnings	12,652	(278)	12,374	10,650	(246)	10,404	9,916	(155)	9,761
Accumulated other comprehensive income
Net unrealized gains on available for sale securities	-	231	231	-	280	280	-	426	426
Foreign currency translation adjustments	-	(666)	(666)	-	(696)	(696)	-	(212)	(212)
Derivative instruments	-	43	43	-	(54)	(54)	-	142	142
Minimum pension liability adjustment	-	(38)	(38)	-	(38)	(38)	-	(5)	(5)
Total shareholders’ equity	18,473	540	19,013	15,866	526	16,392	13,203	1,407	14,610
Total liabilities and shareholders’ equity	$384,377	$7,974	$392,351	$365,210	$6,536	$371,746	$333,317	$5,831	$339,148

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 29

Note 17: SUBSEQUENT EVENTS

Subsequent to January 31, 2006 TD Banknorth repurchased approximately 8.1 million of its common shares for a consideration of approximately U.S.$243 million. As well, the Bank purchased 500,000 of TD Banknorth common shares for a consideration of approximately U.S.$15 million. These transactions resulted in an increase in the Bank’s interest in TD Banknorth of approximately 2.1% to 55.6%.

On February 16, 2006 the Bank announced its intention to acquire VFC Inc. for approximately $320 million in cash and/or Bank common shares. VFC services a portfolio of approximately $380 million of finance receivables. The transaction is subject to regulatory approval and a minimum tender condition of 66.7%. It is anticipated the take over bid would be complete by the end of the Bank’s second quarter or beginning of the third quarter.

TD BANK FINANCIAL GROUP • FIRST QUARTER REPORT 2006	Page 30

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
For shareholder inquiries relating to: missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program, please contact our transfer agent: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, 1-800-387-0825 or 416-643-5500 (www.cibcmellon.com or inquiries@cibcmellon.com).

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Contact Corporate & Public Affairs
(416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Online Investor Presentation: Full financial statements and a presentation to investors and analysts (available on February 23) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from February 23, 2006 to March 24, 2006. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21173182 (pound key).

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group’s quarterly earnings conference call with investors and analysts is scheduled on February 23, 2006 at 3:00 p.m. ET. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD’s website and will be available for replay for a period of at least one month.

Annual Meeting
Thursday, March 30, 2006
9:30 a.m. PT
The Westin Bayshore Resort & Marina
Vancouver, British Columbia

THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES
AND LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES
FOR THE TWELVE MONTHS ENDED JANUARY 31, 20061

    The Bank’s interest requirements on all subordinated notes and debentures and liabilities for preferred shares and capital trust securities after adjustment for new issues and retirement, amounted to $ 605 million for the 12 months ended January 31, 2006. The Bank reported net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes of $ 5,290 million for the 12 months ended January 31, 2006, which was 8.7 times the Bank’s interest requirements. On an adjusted earnings basis, the Bank’s net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $ 4,692 million, which was 7.8 times its interest requirements.

1The Bank’s financial results are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes “adjusted earnings” to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted earnings, the Bank removes “items of note” from reported earnings. The items of note relate to items which management does not believe are indicative of underlying business performance. Commencing this quarter, the items of note include the Bank’s amortization of intangible assets which relates to the TD Banknorth acquisition in March 2005 and the Canada Trust acquisition in fiscal 2000. Previously, the Bank described adjusted earnings as earnings before the amortization of intangibles and items of note. The Bank believes that adjusted earnings provides the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted earnings are different from reported results determined in accordance with GAAP. Adjusted earnings and related terms are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. Please see page 5 of the Bank’s First Quarter 2006 Report to Shareholders for a reconciliation between the Bank’s adjusted earnings and its reported results.